                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.   20549

                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934

                                  Amendment No. 2*

                          Information Storage Devices, Inc.
        --------------------------------------------------------------------
                                  (Name of Issuer)

                                     Common Stock
        --------------------------------------------------------------------
                           (Title of Class of Securities)

                                        456753
        --------------------------------------------------------------------
                                   (CUSIP Number)

                                   Ding-Yuan Yang
                          Winbond Electronics Corporation
                              No. 4 Creation Road III
                           Science-Based Industrial Park
                              Hsinchu, Taiwan, R.O.C.
                                  011-886-35-770066
        --------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to Receive
                            Notices and Communications)

                                    July 24, 1998
        --------------------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.113d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box.    / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, SEE the Notes).

 CUSIP No. 456753                13D         Page    2     of    7    Pages

-------------------------------------------------------------------------------
  1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only)

                 Winbond Int'l. Corporation
----------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group  (SEE Instructions)

            (a) /x/
            (b) / /
-------------------------------------------------------------------------------
  3)   SEC Use Only

-------------------------------------------------------------------------------
  4)   Source of Funds (See Instructions)

                 WC
------------------------------------------------------------------------------
  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------------
  6)   Citizenship or Place of Organization

                 British Virgin Islands
-------------------------------------------------------------------------------
     Number of     (7)   Sole Voting Power
      Shares                                            --
                   ------------------------------------------------------------
  Beneficially     (8)   Shared Voting Power       490,000
                   ------------------------------------------------------------
     Owned by      (9)   Sole Dispositive Power       --
  Each Reporting   ------------------------------------------------------------
    Person with    (10)  Shared Dispositive Power  490,000
-------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                                490,000
-------------------------------------------------------------------------------
  12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares /x/ (SEE Instructions)

-------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11)

                                4.972%
-------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions)

                 CO
-------------------------------------------------------------------------------

 CUSIP No. 456753                13D         Page      3    of    7   Pages


-------------------------------------------------------------------------------
  1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                 Peaceful River Corp.
-------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group  (SEE Instructions)

            (a) /X/
            (b) / /
-------------------------------------------------------------------------------
  3)   SEC Use Only

-------------------------------------------------------------------------------
  4)   Source of Funds (See Instructions)

                 WC
-------------------------------------------------------------------------------
  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------------
  6)   Citizenship or Place of Organization

                 British Virgin Islands
-------------------------------------------------------------------------------
     Number of      (7)  Sole Voting Power
      Shares                                           --
                   ------------------------------------------------------------
   Beneficially     (8)  Shared Voting Power        427,000
                   ------------------------------------------------------------
     Owned by       (9)  Sole Dispositive Power
  Each Reporting
                                                       --
                   ------------------------------------------------------------
    Person with    (10)  Shared Dispositive Power   427,000
-------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                                427,000
-------------------------------------------------------------------------------
  12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares /x/ (SEE Instructions)

-------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11)

                                4.333%
-------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions)

                 CO
-------------------------------------------------------------------------------

CUSIP No. 456753                13D         Page      4    of    7     Pages



  1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                 Pigeon Creek Holding Co., Ltd.
-------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group  (SEE Instructions)

            (a) /X/
            (b) / /
-------------------------------------------------------------------------------
  3)   SEC Use Only

-------------------------------------------------------------------------------
  4)   Source of Funds (See Instructions)

                 WC
-------------------------------------------------------------------------------
  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------------
  6)   Citizenship or Place of Organization

                 British Virgin Islands
-------------------------------------------------------------------------------
     Number of      (7)  Sole Voting Power
      Shares                                          --
                    -----------------------------------------------------------
   Beneficially     (8)  Shared Voting Power

                                                    483,000
                    -----------------------------------------------------------
     Owned by       (9)  Sole Dispositive Power
  Each Reporting
                                                      --
                    -----------------------------------------------------------
    Person with    (10)  Shared Dispositive Power
                                                    483,000
                    -----------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                                483,000
-------------------------------------------------------------------------------
  12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares /x/ (SEE Instructions)

-------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11)

                                4.901%
-------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions)

                 CO
-------------------------------------------------------------------------------

 CUSIP No. 456753                13D         Page      5    of    7    Pages

-------------------------------------------------------------------------------
  1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                 Winbond Electronics Corporation
-------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group  (SEE Instructions)

            (a) /X/
            (b) / /
-------------------------------------------------------------------------------
  3)   SEC Use Only

-------------------------------------------------------------------------------
  4)   Source of Funds (See Instructions)

                 WC
-------------------------------------------------------------------------------
  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------------
  6)   Citizenship or Place of Organization

                 Republic of China in Taiwan
-------------------------------------------------------------------------------
     Number of      (7)  Sole Voting Power             --
      Shares
                    -----------------------------------------------------------
   Beneficially     (8)  Shared Voting Power        1,400,000
                    -----------------------------------------------------------
     Owned by       (9)  Sole Dispositive Power        --
                    -----------------------------------------------------------
  Each Reporting
    Person with    (10)  Shared Dispositive Power   1,400,000
-------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                                1,400,000
-------------------------------------------------------------------------------
  12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares / / (SEE Instructions)

-------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11)

                                 14.205%
-------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions)

                 CO
-------------------------------------------------------------------------------

INTRODUCTION

     This Amendment No. 2 amends the initial Statement on Schedule 13D (the "Statement") and the Amendment No. 1 to Schedule 13D ("Amendment No. 1") of Winbond Int'l. Corporation ("WIC"), Peaceful River Corp. ("PRC"), Pigeon Creek Holding Co., Ltd. ("PCH") and Winbond Electronics Corporation ("WEC") (collectively, "Winbond") dated May 21, 1998 and filed with the Securities and Exchange Commission on May 22, 1998 and June 30, 1998, respectively, with respect to the outstanding shares of common stock of Information Storage Devices, Inc. ("ISD"). This Amendment No. 2 is filed to disclose Winbond's submission to ISD of a non-binding proposal to acquire ISD, as well as the acquisition by Winbond of additional shares of common stock of ISD on the open market. According to ISD's Proxy Statement for its Annual Meeting, as filed with the Securities and Exchange Commission on May 19, 1998, there were 9,855,577 shares of ISD common stock, no par value, outstanding as of June 22, 1998. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Statement and Amendment No. 1.

ITEM 4.     PURPOSE OF TRANSACTION.

            Item 4 of the Statement is hereby amended and supplemented by the following:


                On July 13, 1998, Archie T. Yeh, the Corporate Vice President
            and General Manager of General IC Business Group of WEC, met with ISD's Chairman and Chief Executive Officer, David Angel. The meeting had been suggested by Winbond to address existing and potential operational, technology and product collaboration between the two companies, and included as additional participants senior operational personnel from both companies. Mr. Yeh's and Mr. Angel's discussions referenced the possibility that Winbond might make an acquisition proposal at some point. No specific acquisition proposals were discussed at the meeting and no agreement or understanding was reached, however. Mr. Angel did inform Mr. Yeh that any acquisition proposal by Winbond should be submitted to investment bankers that had been retained by ISD.

                Within five days of the July 13 meeting, investment bankers retained by Winbond contacted ISD's investment bankers to determine whether ISD would have interest in receiving an acquisition proposal from Winbond. Several conversations occurred between the companies' respective investment bankers between July 17, 1998 and July 23, 1998.

                Mr. Angel and Mr. Yeh met yesterday.  During the meeting, Mr.
            Yeh informed Mr. Angel that Winbond intended to propose an acquisition of ISD through a cash merger in which Winbond would acquire all currently outstanding ISD shares that Winbond does not own for $8.25 per share and hand-delivered a letter containing the proposal to Mr. Angel. Winbond's proposal is non-binding and subject to a number of material conditions, including the execution of definitive agreements, completion of satisfactory due diligence, waiver of the application of ISD's shareholder rights plan, board approval for both companies, ISD shareholder approval, and compliance with customary legal requirements. Winbond has asked for a response to its proposal by July 31, 1998, and ISD has not yet responded to it.

                As indicated by its July 24, 1998 proposal Winbond's present intention is to attempt to acquire ISD through a negotiated transaction subject to the approval of ISD's board of directors and the vote of ISD's shareholders. If Winbond's current proposal is rejected by ISD's board of directors, Winbond may make other proposals and may seek to acquire ISD by other means, concerning which no determination has yet been made. There can be no assurance as to whether or when any other acquisition proposal will be pursued, or whether any actions by Winbond will result in the acquisition of ISD by Winbond.

                Subject to the factors discussed below, Winbond may continue to purchase additional shares of ISD Common Stock in the open market or otherwise. Winbond intends to review on a continuing basis various factors relating to its investment in ISD, including ISD's business and prospects, the price and availability of ISD Common Stock, subsequent developments affecting ISD, other investment and business opportunities available to Winbond and general stock market and economic conditions. Based on these factors, Winbond may decide to change its current intentions and may determine to sell all or part of its investment in ISD.

5.          INTEREST IN SECURITIES OF THE ISSUER.

            Item 5 of the Statement is hereby amended and supplemented by the following:

            (a) WEC is the beneficial owner of 1,400,000 shares of ISD Common Stock representing approximately 14.205% of the outstanding shares of ISD Common Stock. These figures also represent the aggregate beneficial ownership of ISD Common Stock of the Winbond group.
            Each of the members of the Winbond group is the record owner of the following number of shares and class percentage of ISD Common
            Stock:


            Name   Number of Shares    Percentage
            ----   ----------------    -----------
            WIC       490,000           4.972%
            PRC       427,000           4.333%
            PCH       483,000           4.901%



            (c) Individual members of the Winbond group have made the following purchases of ISD Common Stock since filing the group's Amendment No. 1 on June 30, 1998. All of such purchases were effected in the open market on the Nasdaq National Market System.


                                 Number of Shares
            Purchaser  Date         Purchased         Price per Share
            ---------  ----       ----------------    ---------------
            PRC        06/30/98       7,500            $5.25
            PRC        07/07/98       7,500            $5.25
            PRC        07/08/98      25,000            $5.25



SIGNATURE.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Statement is true, complete and correct.


 Date:  July 24, 1998


 By   /s/ Lee Chen
      ----------------------------
          Lee Chen
       Signing as attorney-in-fact on behalf of
       WIC, PRC, PCH and WEC